World Gold Trust

685 Third Avenue, 27th Floor

New York, New York 10017

June 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Kim McManus
Mr. Rahul Patel

Re:	World Gold Trust
Registration Statement on Form S-1
File No. 333- 221842

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, World Gold Trust hereby requests acceleration of the effective date of the above-referenced Registration Statement to June 22, 2018 at 3:00 p.m. Eastern Time, or as soon thereafter as practicable.

Should you have any questions or require any additional information with respect to this filing, please contact Christopher D. Menconi at (202) 373-6173, by e-mail at christopher.menconi@morganlewis.com, or by facsimile at (202) 739-3001.

Thank you for your assistance and cooperation.

Sincerely,

WORLD GOLD TRUST

By:	WGC USA Asset Management Company, LLC, its Sponsor

By:	/s/ Gregory S. Collett
Name:	Gregory S. Collett
Title:	Vice President

cc:	Christopher D. Menconi, Morgan, Lewis & Bockius LLP